
July 22, 2022

Bryan Rowland
General Counsel
Vertex, Inc.
2301 Renaissance Blvd
King of Prussia, Pennsylvania 19406

> **Re: Vertex, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 15, 2022**
> **File No. 333-266168**

Dear Mr. Rowland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William K. Hackett